UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

PROGRESS SOFTWARE CORPORATION
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
JEFFREY C. SMITH
MARK MITCHELL
PETER A. FELD
DALE L. FULLER
JOHN MUTCH
EDWARD TERINO

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 12, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

___________________, 2012

Dear Fellow Shareholder:

Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”) and the other participants in this solicitation (collectively, “Starboard” or “we”) are the beneficial owners of an aggregate of 3,236,000 shares of common stock, par value $0.01 per share (the “Common Stock”) of Progress Software Corporation (the “Company”), representing approximately 5.2% of the outstanding shares of Common Stock of the Company.  For the reasons set forth in the attached Proxy Statement, we are seeking representation on the Board of Directors of the Company.  We are seeking your support at the annual meeting of shareholders scheduled to be held at ______________ located at ___ ________, ________, _________ _______ on _______, _______, 2012 at __:__ _.m., local time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.	To elect Starboard V&O Fund’s three nominees (the “Nominees”) to the Board of Directors in opposition to certain of the Company’s incumbent directors;

2.	To hold an advisory vote on the compensation of the Company’s named executive officers; and

3.	To transact such other business, if any, as may properly come before the Annual Meeting or any adjournment or postponement thereof.

We are seeking to change a significant minority of the Company’s Board of Directors (the “Board”) to ensure that the interests of the shareholders, the true owners of the Company, are appropriately represented in the boardroom.  The Board is currently composed of eight directors, all of whom are up for election at the Annual Meeting.   Through the attached Proxy Statement, we are soliciting proxies to elect not only our three director nominees, but also the candidates who have been nominated by the Company other than _______________, _______________, and _______________.  This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today.  The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the shareholders on or about __________, 2012.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support.

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Starboard’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(___) ___-____
Shareholders Call Toll-Free at: ___-___-____
E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 12, 2012

2012 ANNUAL MEETING OF SHAREHOLDERS
OF
PROGRESS SOFTWARE CORPORATION

_________________________

PROXY STATEMENT
OF
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard LLC”), Starboard Value LP (“Starboard Value LP”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), Peter A. Feld, Mark Mitchell and Jeffrey C. Smith (collectively, “Starboard” or “we”) are significant shareholders of Progress Software Corporation, a Massachusetts corporation (the “Company”), owning approximately 5.2% of the outstanding shares of Common Stock of the Company.  We are seeking representation on the Board of Directors of the Company (the “Board”) because we believe that the Board could be improved with independent directors who have strong, relevant backgrounds and the operational expertise necessary to fully explore available opportunities to unlock shareholder value.  We are seeking your support at the annual meeting of shareholders scheduled to be held at ______________ located at ___ ________, ________, _________ _______ on _______, _______, 2012 at __:__ _.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Starboard V&O Fund’s director nominees, [Dale L. Fuller, John Mutch, Jeffrey C. Smith and Edward Terino] (each a “Nominee” and, collectively, the “Nominees”), to serve as directors of the Company to hold office until the 2013 annual meeting of shareholders and until their respective successors have been duly elected and qualified, in opposition to certain of the Company’s incumbent directors whose terms expire at the Annual Meeting;

2.	To hold an advisory vote on the compensation of the Company’s named executive officers (the “Say on Pay Proposal”); and

3.	To transact any other business as may properly come before the Annual Meeting.

This Proxy Statement is soliciting proxies to elect not only our three Nominees, but also the candidates who have been nominated by the Company other than _______________, _______________ and _______________.  This gives shareholders who wish to vote for our Nominees the ability to vote for a full slate of eight nominees in total.

The Company has set the close of business on March 23, 2012 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 14 Oak Park, Bedford, Massachusetts 01730.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 62,791,424 Shares outstanding.

As of the date hereof, the members of Starboard and the Nominees own 3,236,000 shares of common stock, par value $0.01 per share (the “Shares”) of the Company.  We intend to vote such Shares FOR the election of the Nominees and in a manner consistent with the recommendation of Institutional Shareholder Services Inc. (“ISS”), a leading proxy advisory firm, with respect to the Say-on-Pay Proposal, as described herein.

THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH STARBOARD IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE proxy card are available at
______________________________

IMPORTANT

Your vote is important, no matter how few Shares you own.  Starboard urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees.

•
If your Shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Starboard, c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our independent Nominees only on our WHITE proxy card.  So please make certain that the latest dated proxy card you return is the WHITE proxy card.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (___) ___-____ Shareholders Call Toll-Free at: ___-___-____ E-mail: info@okapipartners.com

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•
On October 3, 2011, representatives of Starboard met with Tom Barth, Vice President of Finance and Investor Relations for the Company, and Charles Wagner, Executive Vice President, Finance & Administration and Chief Financial Officer, to discuss the Company’s strategy and business fundamentals.

•
On January 18, 2012, representatives of Starboard met in Boston with Jay Bhatt, the Company’s President and Chief Executive Officer (CEO), and Charles Wagner to discuss the Company’s strategy moving forward with Mr. Bhatt as the newly appointed CEO.

•
On January 24, 2012, Starboard Value LP delivered a letter to Mr. Bhatt, and the members of the Board stating, among other things, Starboard’s belief that the Company is deeply undervalued and at its current price, the Company’s Application Development Platforms (ADP) segment alone is worth as much as, if not more than, the entire market value of the Company.  Starboard stated it believes this valuation discrepancy is, in part, due to the Company’s conglomerate structure consisting of a highly profitable mature business along with a money-losing growth business with little to no overlap.  The letter also provided an analysis of each of the Company’s businesses and product lines to highlight Starboard’s serious concern that the current market price of the Company fails to reflect the value of the sum-of-its-parts.  Starboard stated that it hopes to work with Mr. Bhatt and the Board to explore ways to unlock value at the Company for the benefit of all shareholders.

•
On January 26, 2012, Jeffrey Smith had a call with Mr. Bhatt and Board member Philip Pead to discuss the Company’s strategy and business fundamentals and to see if a mutually agreeable resolution could be reached regarding Board composition.

•
On January 27, 2012, Starboard V&O Fund delivered a letter to the Company (the “Nomination Letter”) nominating Dale L. Fuller, John Mutch, Jeffrey C. Smith and Edward Terino for election to the Board at the Annual Meeting.

•
On January 30, 2012, Starboard delivered a letter to Mr. Bhatt and the Board stating that while it is appreciative of the continued dialogue with the Company, it remains confident that the Company is deeply undervalued and that opportunities exist to create value based on actions within the control of management and the Board.  The letter further stated that Starboard delivered the Nomination Letter in order to preserve its rights under the Amended and Restated Bylaws of the Company (the “Bylaws”) to seek the election of an alternate slate of director nominees at the Annual Meeting.  In the letter Starboard also stressed that it remains willing to have a constructive dialogue with the Company and that it feels strongly that the Nominees would increase the quality and independence of the Board while ensuring that the interests of shareholders are adequately represented in the boardroom.

•
On January 30, 2012, the Company issued a statement in which it, among other things, confirmed receipt of the Nomination Letter and stated that the nominating and corporate governance committee of the Board would consider the nominations.

•	On March 7, 2012, Jeffrey Smith had a meeting with Mr. Bhatt to discuss the Company’s strategy and Board composition.

•	On March 30, 2012, Starboard delievered a supplement to the Nomination Letter to the Company.

REASONS FOR THE SOLICITATION

We are soliciting your support to elect our Nominees at the Annual Meeting because we have little confidence in the Board, as currently composed, to take the steps necessary to enhance shareholder value.

WE BELIEVE THE COMPANY IS DEEPLY UNDERVALUED AND ITS CURRENT MARKET PRICE FAILS TO REFLECT THE VALUE OF THE SUM-OF-ITS-PARTS

We believe the Company is deeply undervalued.  In our view this is due, in part, to the Company’s conglomerate structure consisting of a highly profitable mature business along with a money-losing growth business with little to no overlap.  If elected at the Annual Meeting, the Nominees will, subject to their fiduciary duties as directors, endeavor to work with the other members of the Board to review the Company’s disparate operating businesses and identify opportunities to address the substantial valuation discrepancy between the intrinsic value of these businesses and the current enterprise value of the Company.  However, since the Nominees would comprise less than a majority of the Board, if elected, there can be no assurance that any actions or changes proposed by the Nominees will be adopted or supported by the Board.  It is our hope, however, that if shareholders vote to elect our Nominees at the Annual Meeting, then the Board will give serious consideration to any ideas, plans or proposals for enhancing shareholder value that one or more of the Nominees may recommend to the full Board.

In putting forth the Nominees for election at the Annual Meeting, we are not attempting to take control of the Board.  However, we do believe significant change to the composition of the Board is warranted given the strong qualifications of our Nominees and the serious issues facing the Company, including the persistent losses for EBS and the sharp decline in revenue growth over the past two quarters.

We believe the value of the Company’s Application Development Platforms (ADP) business is worth as much, if not more, than the entire value of the Company.

The Company’s ADP business consists primarily of OpenEdge, a suite of products used by small to medium-sized application software companies to build and run their applications. While today OpenEdge is a relatively mature technology, its historical benefits resulted in it being embedded in the software of over 1,500 Independent Software Vendors (ISVs) with more than 60,000 customers worldwide.  The ISVs pay the Company a royalty based on revenue they receive from their respective customers, which allows the Company to maintain a very stable customer base with a highly recurring and predictable revenue stream while at the same time minimizing costs.  Over the last twelve months alone, the ADP segment has generated revenue of approximately $326 million and operating profits of $189 million.

Application Development Platforms (ADP) Revenue and Profitability			($ in millions)

	2009	2010	2011
Total Revenue	$328.6	$333.2	$326.4
Growth %		1.4%	(2.0%)

Operating Profit	$170.9	$209.6	$189.4
Margin %	52.0%	62.9%	58.0%

Source: Progress Software public filings.

Although the ADP business is maturing, in our view the recurring and stable revenue stream, substantial switching costs, and sustained profitability make it extremely valuable. When compared to the Company’s enterprise value, the EBITDA generated by just the ADP business alone indicates a total company valuation of just 5.0x ADP EBITDA before taking into account any value for the Company’s EBS and EDS businesses.

Application Development Platforms (ADP) Valuation	($ in millions)

PRGS Enterprise Value	$971.9
2011 ADP EBITDA	$194.8

Implied EV / ADP EBITDA	5.0	x

Note: ADP EBITDA estimated based on Wall Street Research estimates. Enterprise Value based on share price as of 1/23/12 (one day prior to Starboard's public letter).

We believe the Company’s Enterprise Business Solutions (EBS) business is valuable, but that the market is currently attributing little, if any value to this business due to weak historical operating performance, poor integration of past acquisitions, and a flawed growth strategy.

The Company’s EBS business is comprised of a collection of market leading products to help businesses improve performance by gaining visibility into processes and responding to events in real time including the Savvion® business process management suite, the Apama® event processing platform, the Sonic® integration products and certain other products.  In contrast to the Company’s maturing ADP business, the EBS segment sells directly to customers in one of the fastest growing segments of the software industry and faces intense competition from some of the industry’s largest players, including IBM, Oracle, Tibco and Pegasystems.

The competitive nature of the EBS business requires the Company to make significant investments in acquisitions, research and development, and sales and marketing to gain the scale needed to compete. However, despite generating revenue growth of approximately 22% per year over the last three years, both organically and through acquisitions, the EBS segment has produced total losses of approximately $147 million over the past three years.  In 2011 alone, EBS generated losses of $52 million on revenue of $136 million.

Enterprise Business Solutions (EBS) Revenue and Profitability			($ in millions)

	2009	2010	2011

Total Revenue	$85.1	$122.1	$136.8
Growth %		43.4%	12.1%

Operating Profit	$(55.1)	$(40.1)	$(52.0)
Margin %	(64.7%)	(32.8%)	(38.0%)

Source: Progress Software public filings.

We believe the poor operating performance in EBS is a direct result of the Company’s inability to integrate past acquisitions resulting in excessive costs and a lack of product integration.  The EBS business unit is a combination of numerous acquisitions that have been made over the past ten years.  The combination of these businesses has clearly failed to drive the desired outcome as the EBS business continues to be sub-scale and highly unprofitable.  In the past twelve months, operating expenses in the EBS business have grown faster than revenue, driving an increase in operating losses despite 12% growth in revenue.

We are concerned that the Company currently intends to continue its strategy of increasing scale in EBS through acquisitions.  The Company recently announced the acquisition of Corticon.  In addition, Jay Bhatt’s first new hire as Chief Executive Officer was Tony Aquilina as Head of Corporate Development and M&A, a hire which based on comments Mr. Bhatt made on the Company’s Q4 Earnings Conference call is part of management’s intention to continue its acquisition strategy.  We believe this is a flawed strategy given the Company’s past failures to adequately integrate acquisitions as well as the premium valuations that the Company has paid and may pay in the future compared to where the Company is valued in the public market today.

Despite our concerns regarding the Company’s current strategy for EBS, we believe that the EBS business is quite valuable.  According to independent market research, the addressable markets for EBS products are expected to grow to between $2.5 billion and $6.5 billion by 2014. As shown in the table below, the historical and projected growth of the industry has resulted in similar pure-play businesses trading at multiples between 2.4x and 4.9x revenues.

EBS Public Comparable Companies Analysis			($ in millions)

	TIBX		INFA		PEGA

Enterprise Value	$3,946		$3,694		$931
Total Revenue	$920		$755		$391

EV / Revenue Multiple	4.3	x	4.9	x	2.4	x

Note: Total Revenue for latest reported twelve month period. Enterprise Value is based on share prices as of 1/23/12.

We believe the value of the Company’s Enterprise Data Solutions (EDS) business is not reflected in the Company’s stock price.

The Company’s EDS business consists of a number of small products including DataDirect Connect, DataDirect Shadow and Data Services.  While revenue has declined over the last several years, the Company has been able to achieve profitability by reducing expenses in the EDS business.  Given the mature nature and leading market share in the DataDirect business, we believe the EDS segment could be substantially more profitable.

Enterprise Data Solutions (EDS) Revenue and Profitability		($ in millions)

	2009	2010	2011

Total Revenue	$83.1	$75.0	$70.5
Growth %		(9.7%)	(6.1%)

Operating Profit	$(6.4)	$(12.9)	$7.0
Margin %	(7.7%)	(17.2%)	9.9%

Source: Progress Software public filings.

As shown in the table above, it appears that the EDS business is not currently contributing significantly to either revenue growth or profitability and is non-core to management’s current strategy. We believe the value of the EDS business is not currently reflected in the stock price and could provide incremental upside if divested.

WE ARE CONCERNED WITH THE COMPANY’S COMPENSATION STRUCTURE, THE LACK OF SUFFICIENT STOCK OWNERSHIP BY MEMBERS OF THE BOARD AND COMPENSATION PAID TO OUTSIDE DIRECTORS

We are concerned that executive compensation is poorly structured and not aligned with performance.

We believe management’s ability to properly address the issues facing the Company is compromised by the misalignment between compensation and the Company’s performance.

In each of 2010 and 2011, the Company received a D grade from Glass Lewis & Co., a leading proxy advisory service (“Glass Lewis”), and in 2009 the Company received a C grade from Glass Lewis on its overall compensation.  Glass Lewis noted that the Company’s overall compensation structure is poor and that the Company has been deficient in linking executive pay to corporate performance.  As a result, Glass Lewis recommended that shareholders vote against the Company’s executive compensation program in 2011.  We also agree with Glass Lewis that the Company has failed to sufficiently align the long-term interests of management with those of shareholders.

While ISS ultimately recommended that shareholders vote in favor of the Company’s say-on-pay proposal at the Company’s 2011 annual meeting, ISS stated its concern over the absence of a holding period for any stock option grants or restricted shares granted to executives.

We are concerned with the Board’s lack of sufficient stock ownership and excessive compensation.

Collectively, the members of the Board directly own less than 0.5% of the outstanding Shares.  In contrast, Starboard beneficially owns an aggregate of 3,235,000 Shares, or approximately 5.2% of the outstanding Shares.  We also note that the Company’s outside directors, Ram Gupta, Charles F. Kane, David A. Krall and Michael L. Mark, each collected at least $100,000 in cash fees and over $275,000 in total compensation in 2010.

We believe the Board’s minimal ownership of Shares and excessive compensation paid to the outside directors may compromise the Board’s ability to properly evaluate and address the serious challenges facing the Company.

Our Three Nominees have the experience and qualifications necessary to fully explore opportunities to enhance shareholder value.

Our three Nominees have valuable and relevant business and financial experience that we believe will allow them to make informed, decisive decisions to explore and identify opportunities to enhance shareholder value.

[Dale Fuller is the President and Chief Executive Officer of MokaFive, a venture-backed private company. Previously, Mr. Fuller served as interim President and Chief Executive Officer of McAfee, Inc., the world’s largest dedicated security technology company (“McAfee”), from January 2006 through March 2007.  Prior to joining McAfee, he was President and Chief Executive Officer of Borland Software Corporation (Nasdaq: BORL) from 1999 until 2005, and prior to that founded and served as President and Chief Executive Officer of WhoWhere? Corporation, later acquired by Lycos, Inc.  Mr. Fuller currently serves as a director of MokaFive, AVG Technologies and Webgistix Corporation.  Mr. Fuller previously served on the Board of Directors of Zoran Corporation, Phoenix Technologies Ltd., Guidance Software, Inc., Krugle, Inc, McAfee and Quest Aircraft Company, LLC.  We believe that Mr. Fuller’s deep experience in the technology industry both as an executive officer and a director of private and publicly traded technology companies well qualifies him to serve on the Board.

John Mutch is the President and Chief Executive Officer of BeyondTrust Software, a privately held security software company focused on privilege identity management solutions sold into the Global 2000 IT infrastructure market.  He is also the founder and managing partner of MV Advisors LLC, a strategic block investment firm founded in December 2005 which provides focused investment and strategic guidance to small and mid-cap technology companies.  Mr. Mutch previously served as President and Chief Executive Officer of Peregrine Systems, Inc., a global provider of enterprise software (“Peregrine Systems”), from July 2003 until its sale to Hewlett-Packard Company for $425 million in December 2005. Mr. Mutch currently serves as a member of the Board of Directors of Agilysys, Inc. and Steel Excel Inc. (f/k/a ADPT Corporation).  Previously he served on the Board of Phoenix Technologies Ltd., Edgar Online, Inc., Aspyra Inc., Overland Storage, Inc. and Brio Software.  We believe that Mr. Mutch’s extensive experience and knowledge in financial reporting matters and his experience in restructuring and building public technology companies will enable him to assist in the effective oversight of the Company.

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP.  As Chief Investment Officer of Starboard Value LP, he has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation. Mr. Smith also has extensive public board experience and currently serves on the Board of Directors of Surmodics, Inc. and Regis Corporation.  Previously, he served on the Board of Directors of Zoran Corporation, Phoenix Technologies Ltd., Actel Corporation, S1 Corporation, and Kensey Nash Corp. Mr. Smith also served as a member of the Management Committee for Register.com.  We believe that the Board will benefit greatly by having a representative of a significant shareholder serve on the Board. Additionally, Mr. Smith’s experience in a variety of industries together with his management experience in a variety of roles enable Mr. Smith to provide the Company with valuable financial and executive insights.

Edward Terino is the President of GET Advisory Service LLC, a strategic and financial management consulting firm focused on the technology and maritime industries.  He previously served as Senior Vice President, Chief Financial Officer and Treasurer of Art Technology Group, Inc., a publicly-traded eCommerce software company that later sold to Oracle, from September 2001 to June 2005, and then as Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd, an international seaborne transporter of crude oil and petroleum products, from July 2005 to December 2008.  He currently serves as a director of Baltic Trading Ltd. and SeaChange International, Inc.  Previously he served as a director of S1 Corporation, Phoenix Technologies Ltd. and EBT International, Inc.  We believe that Mr. Terino’s depth of experience serving for over a decade on the Boards of Directors of public and private companies and in senior executive roles of various companies, including of numerous enterprise software companies, will enable him to assist in the effective oversight of the Company.]

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eight directors whose terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three Nominees in opposition to three of the Company’s director nominees, _______________, _______________ and _______________.  Your vote to elect the Nominees will have the legal effect of replacing three incumbent directors of the Company with the Nominees.  If elected, the Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance shareholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons For Our Solicitation.”  This information has been furnished to us by the Nominees.  The Nominees are citizens of the United States of America.

[Dale Fuller, age 53, has served as the President and Chief Executive Officer of MokaFive, a venture-backed private company, since 2008.  Mr. Fuller currently serves as a director of MokaFive, AVG Technologies and Webgistix Corporation.  Mr. Fuller served on the Board of Directors of Zoran Corporation from March 2011, when he was elected pursuant to a consent solicitation by a predecessor of Starboard, until Zoran Corporation’s merger with CSR plc in August 2011.  Mr. Fuller has also in the past served as a director of Phoenix Technologies Ltd., where he was nominated by a predecessor of Starboard, Guidance Software, Inc. (Nasdaq: GUID), Krugle, Inc, McAfee (NYSE: MFE) and Quest Aircraft Company, LLC.  He served as interim President and Chief Executive Officer of McAfee from January 2006 through March 2007.  Prior to joining McAfee, he was President and Chief Executive Officer of Borland Software Corporation (Nasdaq: BORL) from 1999 until 2005, and prior to that founded and served as President and Chief Executive Officer of WhoWhere? Corporation, later acquired by Lycos, Inc.  As a start-up company Chief Executive Officer, Mr. Fuller led the expansion of several domain sites, including angelfire.com and Mailcity.  In addition, he has held senior executive positions at Apple Computer, NEC, Motorola, and Texas Instruments.  Mr. Fuller holds an honorary doctorate from St. Petersburg State University.  Mr. Fuller’s principal business address is 475 Broadway Street, 2nd Floor, Redwood City, California 94063.

John Mutch, age 54, has been the President and Chief Executive Officer of BeyondTrust Software, a privately held security software company focused on privilege identity management solutions sold into the Global 2000 IT infrastructure market, since October 2008. In addition, Mr. Mutch is the founder and managing partner of MV Advisors LLC, a strategic block investment firm founded in December 2005 which provides focused investment and strategic guidance to small and mid-cap technology companies. In March 2003, Mr. Mutch was appointed by the U.S. Bankruptcy court to the Board of Directors of Peregrine Systems. He assisted that company in a bankruptcy work out proceeding and was named President and Chief Executive Officer in July 2003. Mr. Mutch oversaw Peregrine Systems under an SEC consent decree and successfully restructured the company culminating in a sale to Hewlett-Packard Company in December 2005. Prior to running Peregrine Systems, Mr. Mutch served as President, Chief Executive Officer and a director of HNC Software, an enterprise analytics software provider. Before HNC Software, Mr. Mutch spent seven years at Microsoft Corporation in a variety of executive sales and marketing positions.  Mr. Mutch has been a member of the Board of Directors of Agilysys, Inc. (“Agilysys”) (Nasdaq: AGYS), since March 2009 when he was elected pursuant to an agreement between a predecessor of Starboard and Agilysys, and a member of the Board of Directors of Steel Excel Inc. (f/k/a ADPT Corporation), since 2007.  Mr. Mutch previously served on the Board of Directors of Phoenix Technologies Ltd., where he was nominated by a predecessor of Starboard, Edgar Online, Inc. (Nasdaq: EDGR), Aspyra Inc., Overland Storage, Inc. (Nasdaq: OVRL) and Brio Software.  Mr. Mutch holds an M.B.A. from the University of Chicago and a B.S. from Cornell University where he serves on the advisory board for the undergraduate school of business.  Mr. Mutch’s principal business address is 2173 Salk Avenue, Carlsbad, California 92008.

Jeffrey C. Smith, age 39, is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP.  Prior to founding Starboard Value LP, Mr. Smith was a Partner Managing Director of Ramius LLC, a subsidiary of Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee.  Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development for The Fresh Juice Company, Inc. (“The Fresh Juice Company”).  Mr. Smith serves on the Board of Directors of Regis Corporation (NYSE: RGS), a global leader in the hair care industry.  Mr. Smith has been a member of the Board of Directors of Surmodics, Inc. (Nasdaq: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, since January 2011.  Previously he served on the Board of Directors of Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011.  Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010.  He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010.  Mr. Smith is a former member of the Board of Directors of S1 Corporation, Kensey Nash Corp., The Fresh Juice Company, Inc., and Jotter Technologies, Inc., an internet infomediary company. Mr. Smith served as a member of the Management Committee for Register.com, which provides internet domain name registration services. He began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith is a General Securities Registered Representative.  Mr. Smith’s principal business address is 830 Third Avenue, 3rd Floor, New York, New York 10022.

Edward Terino, age 58, has served as President of GET Advisory Service LLC, a strategic and financial management consulting firm focused on the technology and maritime industries, since March 2009.  Since March 2010, Mr. Terino has served as a director of Baltic Trading Ltd. (NYSE: BALT), an international dry bulk shipping company, where he is Chairman of the Audit Committee and a member of the Compensation Committee. Since July 2010, Mr. Terino has served as a director of SeaChange International, Inc. (Nasdaq: SEAC), a leader in the delivery of multi-screen video, where he was nominated by a predecessor of Starboard and where he serves as a member of the Audit Committee and the Corporate Governance and Nominating Committee.  From November 2009 to November 2010, Mr. Terino served as a director of Phoenix Technologies Ltd., where he was nominated by a predecessor of Starboard and where he served as the Chairman of the Audit Committee and a member of the Compensation Committee.  Previously, Mr. Terino served as a director of S1 Corporation (“S1”) (Nasdaq: SONE), a leading provider of integrated banking and payment solutions, from April 2007, when he was elected pursuant to an agreement between Starboard and S1, until S1’s sale to ACI Worldwide, Inc. in February 2012.  Mr. Terino was Chairman of S1’s Audit Committee and a member of its Compensation Committee.  From October 1999 to March 2006, Mr. Terino served as a director of EBT International, Inc. (Nasdaq: EBTI), a web content management software company, where he was Chairman of the Audit Committee and a member of the Compensation Committee.  From July 2005 through December 2008, Mr. Terino was Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd (NYSE: ATB), an international seaborne transporter of crude oil and petroleum products.  From September 2001 to June 2005, Mr. Terino was Senior Vice President, Chief Financial Officer and Treasurer of Art Technology Group, Inc. (Nasdaq: ARTG), an eCommerce software company.  Prior to 2001, Mr. Terino held senior financial management positions over a 15 year period with several publicly traded technology and publishing companies.  Mr. Terino began his career at Deloitte & Touche and spent nine years in their consulting services organization. Mr. Terino received his Masters in Business Administration from Suffolk University and a Bachelor of Sciences in Management from Northeastern University.  Mr. Terino’s principal business address is 25 Indian Rock Road, Suite 23, Windham, New Hampshire 03087.]

As of the date hereof, Mr. Terino directly owns 1,000 Shares.  As of the date hereof, Mr. Fuller directly owns 1,000 Shares.  As of the date hereof, Mr. Mutch directly owns 500.  Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly may be deemed to beneficially own the Shares owned directly by the other members of the Group.  Each of the Nominees specifically disclaims beneficial ownership of such Shares that he does not directly own.  For information regarding purchases and sales during the past two years by each of Messrs. Fuller, Mutch and Terino and the other members of the Group of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

Starboard V&O Fund and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify each of Messrs. Fuller, Mutch and Terino against claims arising from the solicitation of proxies from the Company shareholders in connection with the Annual Meeting and any related transactions.

Starboard V&O Fund has signed compensation letter agreements with each of Messrs. Fuller, Mutch and Terino, pursuant to which Starboard V&O Fund agrees to pay each of Messrs. Fuller, Mutch and Terino: (i) $10,000 in cash as a result of the submission by Starboard V&O Fund of its nomination of each of Messrs. Fuller, Mutch and Terino to the Company and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard V&O Fund relating to the solicitation of proxies in favor of each of Messrs. Fuller, Mutch and Terino’s election as a director at the Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Fuller, Mutch and Terino has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”).  If elected or appointed to serve as a director of the Board, each of Messrs. Fuller, Mutch and Terino agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of his election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Fuller, Mutch and Terino may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

On January 30, 2012, Starboard V&O Fund, Starboard LLC, Starboard Value LP, Starboard Value GP, Starboard Principal Co, Principal GP, Peter A. Feld, Mark Mitchell and the Nominees (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law, (b) the Group agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Starboard V&O Fund, to the Board at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Other than as stated herein, there are no material relationships between members of Starboard and any of the Nominees and there are no arrangements or understandings between members of Starboard and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the Shares represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, Shares represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 2

APPROVAL OF ADVISORY VOTE ON COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company’s proxy statement for the 2012 annual meeting of shareholders pursuant to the compensation disclosure rules of the SEC, including the “Compensation Discussion and Analysis,” the “Summary Compensation Table (2011)” and the other related tables and narrative disclosure [as set forth in the Company’s proxy statement].”

According to the Company’s proxy statement, the say-on-pay vote is advisory only and not binding on the Company, the Compensation Committee of the Board or the Board.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, Starboard believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, ABSTAIN on the Say-on-Pay Proposal (which will have no effect on the outcome of the vote on this proposal) and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate eight candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect not only our three Nominees, but also the candidates who have been nominated by the Company other than _______________, _______________ and _______________.  This gives shareholders who wish to vote for our three Nominees and such other persons the ability to do so.  Under applicable proxy rules we are required either to solicit proxies only for our three Nominees, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our three Nominees and for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for our three Nominees to also vote for those of the Company’s nominees for whom we are soliciting proxies.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.

QUORUM; DISCRETIONARY VOTING

A quorum is the minimum number of Shares that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least 31,395,713 Shares, which is a simple majority of the 62,791,424 Shares outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.  Both abstentions and broker non-votes are to be counted as present for the purpose of determining the existence of a quorum for the Annual Meeting.

If you are a shareholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the matters to be presented at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your Shares will not count for purposes of attaining a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, the directors elected at the meeting will be the eight directors receiving the highest number of votes.  Abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Say-on-Pay Proposal ─ According to the Company’s proxy statement, the advisory vote on executive compensation may be approved by shareholders by the affirmative vote of a majority of the votes cast at the Annual Meeting.  Abstentions and broker non-votes will not count as voting with respect to this proposal and therefore, will have no direct effect on the outcome of this proposal.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 14 Oak Park, Bedford, Massachusetts 01730 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, Okapi Partners may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Starboard.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Starboard V&O Fund has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $_________, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Starboard V&O Fund has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  Starboard V&O Fund will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately ____ persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Starboard. Costs of this solicitation of proxies are currently estimated to be approximately $___________.  Starboard estimates that through the date hereof its expenses in connection with this solicitation are approximately $___________.  Starboard intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  Starboard does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Starboard are participants in this solicitation.  The principal business of Starboard V&O Fund, a Cayman Islands exempted company, is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC, a Delaware limited liability company, has been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and of a certain managed account (the “Starboard Value LP Account”) and is the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Feld and Mitchell serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Feld and Mitchell is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

As of the date hereof, Starboard V&O Fund owned directly 1,784,358 Shares.  As of the date hereof, Starboard LLC owned directly 604,951 Shares.  As of the date hereof, Starboard Value LP beneficially owned 3,235,000 Shares (consisting of Shares beneficially owned by Starboard V&O Fund and Starboard LLC and 845,691 Shares held in the Starboard Value LP Account.  Starboard Value GP, as the general partner of Starboard Value LP, may be deemed to beneficially own the 3,235,000 Shares beneficially owned by Starboard Value LP.  Principal Co, as a member of Starboard Value GP, may be deemed to beneficially own the 3,235,000 Shares beneficially owned by Starboard Value GP.  Principal GP, as the general partner of Principal Co, may be deemed to beneficially own the 3,235,000 Shares beneficially owned by Principal Co.  Each of Messrs. Smith, Feld and Mitchell, as a member of Principal GP and as a member of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own the 3,235,000 Shares beneficially owned by Principal GP.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own 3,237,500 Shares.  Each participant in this solicitation disclaims beneficial ownership of the Shares he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The Shares purchased by each of Starboard V&O Fund, Starboard LLC and the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Starboard is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Starboard is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

The Company anticipates that its 2013 Annual Meeting of Shareholders (the “2013 Annual Meeting”) will be held on or about ________, 2013.  Proposals of shareholders intended to be presented at the 2013 Annual Meeting must, in order to be included in the Company’s proxy statement and the form of proxy for the 2013 Annual Meeting, be received at the Company’s principal executive offices by __________, 2012.

Under the Bylaws, any shareholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2013 Annual Meeting, must give written notice of that proposal (including certain information about any nominee or matter proposed and the proposing shareholder) to the Company’s Secretary not later than the close of business on the 90th day (_________) nor earlier than the close of business on the 120th day (__________) prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the 2013 Annual Meeting is advanced by more than 30 days before or delayed by more than 60 days after that anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to the 2013 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2013 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2013 Annual Meeting is first made.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2013 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

__________, 2012

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

All purchases and sales were made in the open market.

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

10,050	09/12/11
20,100	09/14/11
5,827	09/14/11
10,752	09/19/11
21,679	09/20/11
45,791	09/21/11
95,954	09/22/11
20,370	09/23/11
37,477	09/26/11
68,534	09/28/11
67,000	09/28/11
15,216	09/29/11
16,750	09/29/11
34,583	09/29/11
27,927	09/30/11
39,124	10/03/11
515	10/04/11
(6,714)	10/10/11
(20,143)	10/10/11
(13,429)	10/11/11
(53,715)	10/11/11
(8,729)	10/12/11
(40,957)	10/12/11
(15,423)	10/14/11
(2,034)	10/18/11
(41,629)	10/21/11
(28,200)	10/25/11
(47,000)	10/26/11
(33,572)	10/31/11
43,662	11/09/11
22,867	11/10/11
3,424	11/15/11
6,631	11/16/11
128,209	11/17/11
85,907	11/18/11
60,663	11/21/11

21,762	11/22/11
32,809	11/22/11
87,211	11/23/11
23,730	11/25/11
11,420	01/04/12
500,747	01/04/12
95,345	01/05/12
94,534	01/06/12
70,285	01/09/12
37,391	01/10/12
25,429	01/11/12
26,574	01/12/12
41,512	01/12/12
48,069	01/13/12
80,073	01/19/12
10,000	01/20/12

STARBOARD VALUE AND OPPORTUNITY S LLC

4,950	09/12/11
9,900	09/14/11
2,870	09/14/11
5,296	09/19/11
10,677	09/20/11
22,554	09/21/11
47,261	09/22/11
10,033	09/23/11
18,459	09/26/11
33,755	09/28/11
33,000	09/28/11
7,495	09/29/11
8,250	09/29/11
17,034	09/29/11
13,755	09/30/11
17,577	10/03/11
232	10/04/11
(3,286)	10/10/11
(9,857)	10/10/11
(6,571)	10/11/11
(26,285)	10/11/11
(4,271)	10/12/11
(20,043)	10/12/11
(7,547)	10/14/11
(996)	10/18/11
(20,371)	10/21/11
(13,800)	10/25/11
(23,000)	10/26/11
(16,428)	10/31/11
18,535	11/09/11

9,707	11/10/11
1,453	11/15/11
2,815	11/16/11
54,425	11/17/11
36,467	11/18/11
25,752	11/21/11
9,238	11/22/11
13,927	11/22/11
37,021	11/23/11
10,073	11/25/11
3,300	01/04/12
144,699	01/04/12
27,552	01/05/12
27,317	01/06/12
20,310	01/09/12
10,805	01/10/12
7,348	01/11/12
7,679	01/12/12
11,995	01/12/12
13,890	01/13/12
STARBOARD VALUE LP (Through the Starboard Value Managed Account)

74,400	12/01/11
60,600	12/01/11
42,000	12/02/11
2,200	12/02/11
20,000	12/05/11
5,800	12/05/11
75,000	12/19/11
5,280	01/04/12
231,519	01/04/12
44,083	01/05/12
43,707	01/06/12
32,496	01/09/12
17,288	01/10/12
11,757	01/11/12
12,286	01/12/12
19,193	01/12/12
22,224	01/13/12
37,021	01/19/12
64,337	01/20/12
24,500	01/23/12
DALE L. FULLER
1,000	09/15/11
(1,000)	12/06/11
1,000	03/29/12
EDWARD TERINO
1,000	01/25/12

JOHN MUTCH
500	03/29/12

SCHEDULE II

The following table is reprinted from the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on April 6, 2012.

The following table sets forth certain information regarding beneficial ownership as of the record date:
•	by each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock;
•	by each director of our company;
•	by each of the named executive officers and
•	by all directors and executive officers of our company as a group.

	Amount and Nature of Beneficial Ownership

Name and Address of Beneficial Owner (1)	Number	Percent

BlackRock, Inc. (2) 40 East 52nd Street New York, NY 10022	5,646,146	9.0%
T. Rowe Price Associates, Inc. (3) 100 East Pratt Street Baltimore, MD 21202	4,747,690	7.6%
FMR LLC, Edward C. Johnson 3d (4) 82 Devonshire Street Boston, MA 02109	3,963,461	6.3%
The Vanguard Group, Inc. (5) 1000 Vanguard Blvd. Malvern, PA 19355	3,585,408	5.7%
Artisan Partners Holdings LP (6) 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	3,351,223	5.3%
Starboard Value LP (7) 830 Third Avenue, 3rd floor New York, NY 10022	3,235,000	5.2%
Praesidium Investment Management Company, LLC (8) 747 Third Avenue, 35th floor New York, NY 10017	3,201,221	5.1%
John Bates (9)	110,844	*
Jay H. Bhatt (10)	50,000	*
Barry N. Bycoff (11)	120,918	*
John R. Egan (12)	18,050	*
John P. Goodson (13)	154,861	*
Ram Gupta (14)	5,880	*
Charles F. Kane (15)	97,253	*
David A. Krall (16)	73,115	*
Christopher A. Larsen (17)	161,646	*
Michael L. Mark (18)	355,144	*

Philip M. Pead (19)	57,541	*
Richard D. Reidy (20)	828,390	1.3%
Charles F. Wagner (21)	137,728	*
All executive officers and directors as a group (19 persons) (22)	2,512,381	3.9%

*	Less than 1%

(1)
All persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the other information contained in the footnotes to this table. Unless otherwise noted the address of such person is c/o Progress Software Corporation, 14 Oak Park, Bedford, Massachusetts 01730.

(2)	Derived from Schedule 13G/A filed on February 10, 2012. The Schedule 13G/A reported that BlackRock, Inc. had sole voting power and sole dispositive power with respect to all shares reported.

(3)
Derived from Schedule 13G/A filed on February 13, 2012. The Schedule 13G/A reported that T. Rowe Price held sole voting power over 1,109,540 shares and sole dispositive power over 4,747,690 shares. According to the Schedule 13G/A, these shares are owned by various individual and institutional investors which T. Rowe Price serves as investment adviser with power to direct investments and/or sole power to vote the shares. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, T. Rowe Price is deemed to be a beneficial owner of these shares. However, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of these shares.

(4)	Derived from Schedule 13G/A filed on February 14, 2012. The Schedule 13G/A reported the following:

•
Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,723,159 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

•	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,723,159 shares owned by the funds.

•
Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

•
Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Boards of Trustees.

•
Pyramis Global Advisors, LLC (“PGALLC”), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,100 shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

•
Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 1,100 shares and sole power to vote or to direct the voting of 1,100 shares owned by the institutional accounts or funds advised by PGALLC as reported above.

•
Pyramis Global Advisors Trust Company (“PGATC”), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,228,602 shares as a result of its serving as investment manager of institutional accounts owning such shares.

•
Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 1,228,602 shares and sole power to vote or to direct the voting of 1,143,002 shares owned by the institutional accounts managed by PGATC as reported above.

•
FIL Limited (“FIL”), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 10,600 shares.

•
Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

(5)
Derived from Schedule 13G filed on February 9, 2012. The Schedule 13G reported that The Vanguard Group held sole voting power over 96,734 shares, sole dispositive power over 3,488,674 shares and shared dispositive power over 96,734 shares.

(6)	Derived from Schedule 13G filed on February 7, 2011. The Schedule 13G reported the following:

•
Artisan Partners Limited Partnership (“Artisan Partners”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,351,223 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

•	Artisan Investments GP LLC, the sole general partner of Artisan Partners, is deemed to be the beneficial owner of 3,351,223 shares.

•	Artisan Partners Holdings LP (“Artisan Holdings”), the sole limited partner of Artisan Partners, is deemed to be the beneficial owner of 3,351,223 shares.

•	Artisan Investment Corporation (“Artisan Corp.”), the sole general partner of Artisan Holdings, is deemed to be the beneficial owner of 3,351,223 shares.

•	ZFIC, Inc. (“ZFIC”), the sole stockholder of Artisan Corp., is deemed to be the beneficial owner of 3,351,223 shares.

•	Andrew A. Ziegler and Carlene M. Ziegler, the principal stockholders of ZFIC, are deemed to be the beneficial owners of 3,351,223 shares.

The Schedule 13G reported shared voting power over 3,204,823 shares and shared dispositive power over 3,351,223 shares.

(7)	Derived from Schedule 13D filed on January 30, 2012.

•
Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), is the beneficial owner of 1,784,358 shares. Starboard V&O Fund had sole power to vote and to dispose of 1,784,358 shares.

•
Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), is the beneficial owner of 604,951 shares. Starboard LLC had sole power to vote and to dispose of 604,951 shares.

•
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC, is deemed to be the beneficial owner of 3,235,000 shares. Starboard Value LP had sole power to vote and to dispose of 3,235,000 shares.

•
Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP, is deemed to be the beneficial owner of 3,235,000 shares. Starboard Value GP had sole power to vote and to dispose of 3,235,000 shares.

•
Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP, is deemed to be the beneficial owner of 3,235,000 shares. Principal Co had sole power to vote and to dispose of 3,235,000 shares.

•
Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co, is deemed to be the beneficial owner of 3,235,000 shares. Principal GP had sole power to vote and to dispose of 3,235,000 shares.

•
Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, is deemed to be the beneficial owner of 3,235,000 shares. Smith had sole power to vote and to dispose of 3,235,000 shares.

•
Mark Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, is deemed to be the beneficial owner of 3,235,000 shares. Mitchell had sole power to vote and to dispose of 3,235,000 shares.

•
Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, is deemed to be the beneficial owner of 3,235,000 shares. Feld had sole power to vote and to dispose of 3,235,000 shares.

(8)
Derived from Schedule 13D/A filed on March 14, 2012. The Schedule 13D/A reported that Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients, has sole power to vote 3,069,556 shares and sole power to dispose of 3,272,237 shares. Kevin Oram and Peter Uddo, as managing members of Praesidium, may be deemed to control Praesidium.

(9)
Includes 94,766 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012 and 5,166 shares issuable upon vesting of RSUs that will vest within 60 days of March 23, 2012.

(10)	Includes 50,000 shares issuable upon vesting of RSUs that will vest within 60 days of March 23, 2012.

(11)	Includes 72,378 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012 and 16,420 fully vested deferred stock units.

(12)	Includes 9,608 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012 and 901 fully vested deferred stock units.

(13)
Includes 145,255 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012 and 5,150 shares issuable upon vesting of RSUs that will vest within 60 days of March 23, 2012.

(14)	Includes 1,250 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012 and 4,630 fully vested deferred stock units.

(15)	Includes 56,705 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012 and 19,483 fully vested deferred stock units.

(16)	Includes 46,503 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012 and 5,547 fully vested deferred stock units.

(17)
On January 9, 2012, Mr. Larsen’s employment with our company terminated. Included in Mr. Larsen’s total beneficial ownership are 137,732 shares issuable upon the exercise of outstanding and vested options as of January 9, 2012.

(18)	Includes 213,769 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012 and 7,110 fully vested deferred stock units.

(19)	Includes 15,069 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012 and 2,410 fully vested deferred stock units.

(20)
On December 9, 2011, Mr. Reidy’s employment with our company terminated. Included in Mr. Reidy’s total beneficial ownership are 775,891 shares issuable upon the exercise of outstanding and vested options as of December 9, 2011.

(21)
On March 23, 2012, Mr. Wagner’s employment with our company terminated. Included in Mr. Wagner’s total beneficial ownership are 104,048 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012.

(22)
Includes 1,963,233 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 23, 2012, 142,223 shares issuable upon vesting of RSUs that will vest within 60 days of March 23, 2012 and 56,501 fully vested deferred stock units.

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many Shares you own, please give Starboard your proxy FOR the election of the Nominees by taking three steps:

●           SIGNING the enclosed WHITE proxy card,

●           DATING the enclosed WHITE proxy card, and

                ●           MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (___) ___-____ Shareholders Call Toll-Free at: ___-___-____ E-mail: info@okapipartners.com

WHITE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 12, 2012

PROGRESS SOFTWARE CORPORATION

2012 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

THE BOARD OF DIRECTORS OF PROGRESS SOFTWARE CORPORATION
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Jeffrey C. Smith and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Progress Software Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2012 Annual Meeting of Shareholders of the Company scheduled to be held at ___ ________, ________, _________ _______ on _______, _______, 2012 at __:__ _.m., local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Starboard Value and Opportunity Master Fund Ltd (“Starboard”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1 AND “ABSTAIN” ON PROPOSAL 2 (WHICH WILL HAVE NO EFFECT ON THE OUTCOME OF THE VOTE ON THIS PROPOSAL).

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Starboard’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

STARBOARD STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  STARBOARD MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

1. Starboard’s Proposal to elect [Dale L. Fuller], [John Mutch], [Jeffrey C. Smith] and [Edward Terino] as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	[Dale L. Fuller] [John Mutch] [Jeffrey C. Smith] [Edward Terino]	[ ]	[ ]	[ ] ________________ ________________ ________________
Starboard does not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the Shares represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, Starboard has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, Shares represented by this proxy card will be voted for such substitute nominee(s).

Starboard intends to use this proxy to vote (i) “FOR” Messrs. [Fuller, Mutch, Smith and Terino] and (ii) “FOR” the candidates who have been nominated by the Company to serve as a director, other than _______, ________ and ________, for whom Starboard is not seeking authority to vote for and will not exercise any such authority.  The names, background and qualification of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

2. The Company’s advisory vote on the compensation of the Company’s named executive officers (a “Say-on-Pay Vote”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.